SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 2 January 2007, for the month of December, 2006
TELENOR ASA
(Registrant’s Name)
Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F : ☑	Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No : ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

05.12.06 07:36 Marked=OB TEL            BUY BACK IN RELATION WITH SHARE OPTION PROGRAM FOR EMPLOYEES    meldepliktig handel
Telenor ASA has on 4 December 2006 purchased 50,000 own shares at an average price of NOK 109.84 per share. All these shares will be used as bonus shares related to a share offer program for employees in Telenor. After this transaction, Telenor ASA owns a total of 465,000 shares. The transaction is part of a buyback authorisation approved by Telenor`s Annual General Meeting on May 23, 2006.

05.12.06 08:45 Marked=OB TEL            REDUCTION IN TREASURY SHARES — SHARE PROGRAM meldepliktig handel
In connection with a share offer program for employees in Telenor, the number of treasury shares is reduced by 320,022. The remaining 144,978 treasury shares will be used to bonus shares regarding the share purchase program last year.
4,638 employees have each been allotted 69 shares amounting to NOK 7,452. In total the employees have bought 320,022 shares at NOK 108.00 per share.
05.12.06 08:55 Marked=OB TEL            TRADES BY PRIMARY INSIDERS meldepliktig handel
The following primary insiders in Telenor ASA has on 4 December 2006 bought 69 Telenor shares at NOK 108.00 in a share purchase program for employees.
Updated shareholding including related parties to the primary is:
- Jon Fredrik Baksaas: 57,921
- Jan Edvard Thygesen: 56,347
- Stig Eide Sivertsen: 28,834
- Morten Karlsen-Sørby: 9,863
- Arve Johansen: 51,600*
- Bjørn Magnus Kopperud 2,846
- Harald Stavn: 3,913
- Helge Enger: 1,806
- Roger Rønning: 706
- Kaare Ingar Sletta: 456
- Pål Wien Espen 2 409
- Knut Giske 3 181
*Closely related parties have also participated in the program and the shareholding has increased by 138 shares.
08.12.06 14:01 Marked=OB TEL            REDUCTION IN TREASURY SHARES meldepliktig handel
In connection with bonus shares in relation to a share offer program for employees in Telenor, the number of treasury shares is reduced by 138,000. The remaining treasury shares owned by Telenor has been sold in the market to NOK 116.00. Telenor has no treasury shares after this.
08.12.06 14:04 Marked=OB TEL            TRADES BY PRIMARY INSIDERS meldepliktig handel
The following primary insiders in Telenor ASA has today, 8 December 2006, received 46 shares in Telenor at NOK 108.00. The shares are earned in a share purchase program for employees and is granted free of charge.
Updated shareholding including related parties to the primary is:
- Jon Fredrik Baksaas: 57 967
- Jan Edvard Thygesen: 56 393
- Stig Eide Sivertsen: 28 880
- Morten Karlsen-Sørby: 9 909
- Arve Johansen: 51 692*
- Bjørn Magnus Kopperud 2 892
- Harald Stavn: 3 959
- Helge Enger: 1 852
- Roger Rønning: 752
- Kaare Ingar Sletta: 502
- Pål Wien Espen 2 455
- Knut Giske 3 227
*Closely related parties have also received shares and the shareholding has increased by 92 shares.
15.12.06 12:33 Marked=OB TEL            TRADE BY PRIMARY INSIDER meldepliktig handel
CFO Trond Westlie has today acquired 7,500 Telenor shares at a price of NOK 117.75. Westlie has 7,500 shares after this transaction

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By:
Name: Trond Westlie
(sign.)
Title: CFO
Date: 2 January, 2007